--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                              ____________________

                                 SCHEDULE 14D-9
                              ____________________

                   Solicitation/Recommendation Statement Under
             Section 14(d)(4) of the Securities Exchange Act of 1934
                              ____________________

                               DIGEX, INCORPORATED
                            (Name of Subject Company)

                               DIGEX, INCORPORATED
                      (Name of Person(s) Filing Statement)

                 Class A Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   253756 10 0
                      (CUSIP Number of Class of Securities)
                              ____________________

                                 Bruce F. Metge
                                 General Counsel
                               1400 Sweitzer Lane
                             Laurel, Maryland 20707
                                 (240) 264-2000

                                 With Copies to:

                              James J. Clark, Esq.
                              Susanna M. Suh, Esq.
                           Cahill Gordon & Reindel LLP
                                 80 Pine Street
                            New York, New York 10005
                                 (212) 701-3000

 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
           Communications on Behalf of the Person(s) Filing Statement)

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. |_|



--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

                                                                           Page
                                                                           ----

ITEM 1.       SUBJECT COMPANY INFORMATION. ..................................1


ITEM 2.       IDENTITY AND BACKGROUND OF FILING PERSON. .....................1


ITEM 3.       PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS. .....1


ITEM 4.       THE SOLICITATION OR RECOMMENDATION. ...........................2


ITEM 5.       PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED. ......2


ITEM 6.       INTEREST IN SECURITIES OF THE SUBJECT COMPANY. ................2


ITEM 7.       PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS. ...........3


ITEM 8.       ADDITIONAL INFORMATION. .......................................3


ITEM 9.       EXHIBITS. .....................................................3

ITEM 1.  SUBJECT COMPANY INFORMATION.

     The name of the subject company is Digex, Incorporated, a Delaware corporation (the "Company" or "Digex"). The address of Digex's principal executive offices is 14400 Sweitzer Lane, Laurel, Maryland 20707. Digex's telephone number at that location is (240) 264-2000.

     The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the Class A Common Stock of Digex (the "Shares"). As of July 31, 2003, there were 25,519,461 Shares outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

     This Statement is being filed by the subject company, Digex. Digex's name, address and business telephone number are set forth in Item 1 above.

     This Statement relates to the tender offer by our indirect majority stockholder, WorldCom, Inc., a Georgia corporation ("MCI" or "Purchaser") to purchase all of the outstanding Shares at a purchase price of $0.80 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in its Offer to Purchase, dated August 27, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together with the Offer to Purchase and any amendments or supplements thereto collectively constitute the "Offer"). Purchaser has filed a Tender Offer Statement on Schedule TO (the "Schedule TO") with the Securities and Exchange Commission ("SEC") on August 27, 2003. If the Offer is completed, MCI will effect a short form merger (the "Merger") of a subsidiary of MCI with Digex as soon as possible after completion of the Offer. According to the Schedule TO, MCI's principal executive offices are located at 22001 Loudon County Parkway, Ashburn, Virginia 20147 and its telephone number is
(703) 886-5600.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     The information set forth in the Offer to Purchase under the titles "INTRODUCTION", "SPECIAL FACTORS--1. BACKGROUND OF THE OFFER," "--4. RECOMMENDATION OF THE SPECIAL COMMITTEE OF THE BOARD; FAIRNESS OF THE OFFER," "--5. POSITION OF MCI REGARDING FAIRNESS OF THE OFFER," "--7. STRUCTURE OF MCI'S OWNERSHIP AND OPERATING ARRANGEMENTS OF DIGEX," "--9. BENEFICIAL OWNERSHIP OF COMMON STOCK," "--10. TRANSACTIONS AND ARRANGEMENTS CONCERNING CLASS A COMMON STOCK" and "--11. RELATED PARTY TRANSACTIONS" is incorporated herein by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

Recommendation

     The information set forth in the Offer to Purchase under the title "SPECIAL FACTORS--4. RECOMMENDATION OF THE SPECIAL COMMITTEE OF THE BOARD; FAIRNESS OF THE OFFER" is incorporated herein by reference.

Background of the Transaction

     The information set forth in the Offer to Purchase under the title "SPECIAL FACTORS--1. BACKGROUND OF THE OFFER" is incorporated herein by reference.

Reasons for the Recommendation

     The information set forth in the Offer to Purchase under the title "SPECIAL FACTORS--4. RECOMMENDATION OF THE SPECIAL COMMITTEE OF THE BOARD; FAIRNESS OF THE OFFER" is incorporated herein by reference.

Intent to Tender

     The information set forth in the Offer to Purchase under the title "SPECIAL FACTORS--10. TRANSACTIONS AND ARRANGEMENTS CONCERNING CLASS A COMMON STOCK" is incorporated herein by reference.

ITEM 5.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     Except as set forth in this Item 5, neither Digex nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of Digex concerning the Offer.

     The information set forth in the Offer to Purchase under the titles "SUMMARY TERM SHEET," "SPECIAL FACTORS--4. RECOMMENDATION OF THE SPECIAL COMMITTEE OF THE BOARD; FAIRNESS OF THE OFFER" and "THE TENDER OFFER--14. CERTAIN FEES AND EXPENSES" is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     The information set forth in the Offer to Purchase under the title "SPECIAL FACTORS--10. TRANSACTIONS AND ARRANGEMENTS CONCERNING CLASS A COMMON STOCK" is incorporated herein by reference.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Except as set forth in this Statement, Digex is not currently undertaking or engaged in any negotiations in response to the Offer or subsequent Merger that relate to or would result in: (a) a tender offer for or other acquisition of Shares by Digex, or any other person, (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Digex or any of its subsidiaries, (c) any purchase, sale or transfer of a material amount of assets of Digex or any of its subsidiaries or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of Digex.

     Except as set forth in this Statement, there are no transactions, resolutions of the Digex board, agreements in principle or signed agreements in response to the Offer or subsequent Merger that relate to or would result in one or more of the events referred to in the preceding paragraph.

ITEM 8.  ADDITIONAL INFORMATION.

     The information contained in the Offer to Purchase filed as exhibit (e)99.1 herewith is incorporated herein by reference.

     The information contained in the Exhibits referred to in Item 9 below is incorporated herein by reference.

ITEM 9.  EXHIBITS


  Exhibit
  Numbers            Description
  -------            -----------

     (e)(1) Letter from Digex to the Option Holders, dated August 27, 2003

     (e)(2) Press Release, dated August 27, 2003.

     (e)(3) Fairness Opinion of Lane, Berry & Co. International

     (e)(4) Agreement and Plan of Merger among MCI, Inc., Wildcat Acquisition Corp. and Intermedia Communications Inc., dated as of September 1, 2000. Incorporated herein by reference to Digex's Form 8-K (File No. 000-26873) filed with the SEC on September 7, 2000.

     (e)(5) Certificate of Incorporation of Digex and amendments thereto, including the Certificate of Designation for the Series A Preferred Stock. Incorporated herein by reference to Digex's Form 10-K for the year ended December 31, 2001 (File No. 000-26873) filed with the SEC on April 1, 2002.

     (e)(6) Bylaws of Digex, as amended. Incorporated herein by reference to Digex's Form 10-Q (File No. 000-26873) filed with the SEC on May 12, 2000.

     (e)(7) Employment Letter dated June 29, 1999 between Digex and Mark K. Shull, and amendments thereto.(1)**

     (e)(8) Employment Letter dated July 9, 1999 between Digex and Rebecca Ward, and amendments thereto.(1)**

     (e)(9) Employment Letter dated September 11, 1996 between Digex and Robert
          B. Patrick, and amendments thereto.(1)**

     (e)(10) Employment Letter dated June 25, 2002 between Digex and T. Scott Zimmerman. Incorporated herein by reference to Digex's Form 10-Q (File No. 000-26873) filed with the SEC on November 14, 2002.(1)

     (e)(11) General and Administrative Services Agreement between Digex and Intermedia, dated as of April 30, 1999.*

     (e)(12) Amendment No. 1, dated as of January 17, 2000, to General and Administrative Services Agreement between Digex and Intermedia.**

     (e)(13) Use of Proceeds Agreement between Digex and Intermedia, dated as of June 2, 1999.**

     (e)(14) Use of Proceeds Agreement between Digex and Intermedia, dated as of January 11, 2000.**

     (e)(15) Use of Proceeds Agreement between Digex and Intermedia, dated as of January 24, 2000.**

     (e)(16) Expense Summary and Indemnity Arrangement Agreement between Digex and Intermedia, dated as of January 24, 2000.**

     (e)(17) Employment Letter dated July 6, 2000 between Digex and Bruce F. Metge.(1)***

     (e)(18) Amendment No. 2, dated as of June 29, 2000, to the General and Administrative Services Agreement between Digex and Intermedia.***

     (e)(19) Asset Migration Agreement, dated as of June 1, 2000, between Digex and Intermedia.***

     (e)(20) Amended and Restated Guaranty Agreement, dated as of October 31, 2000, by Digex, as Guarantor, on behalf of Bank of America, N.A., as Administrative Agent for Lenders, amending and restating the Guaranty Agreement, dated as of December 22, 1999, by Digex, as Guarantor, on behalf of Bank of America N.A., as Administrative Agent for Lenders.****

     (e)(21) Amended and Restated Security Agreement, dated as of October 31, 2000, between Digex, as Debtor, and Bank of America, N.A., as the Secured Party on behalf of Lenders, amending and restating the Security Agreement, dated as of December 22, 1999, between Digex, as Debtor, and Bank of America, N.A., as the Secured Party on behalf of Lenders.****

     (e)(22) Amendment, dated as of October 24, 2000, to the Use of Proceeds Agreement between Digex and Intermedia, dated as of January 24, 2000.****

     (e)(23) Employment Letter dated October 26, 2000 between Digex and Howard Weizmann. Incorporated herein by reference to Digex's Form 10-K (File No. 000-26873) filed with the SEC on April 2, 2001.(1)

     (e)(24) Master Channel Agreement between Digex and MCI MCI Network Services, Inc., dated as of January 1, 2001. Incorporated herein by reference to Digex's Form 8-K (File No. 000-26873) filed with the SEC on March 5, 2001.

     (e)(25) Master Facilities Agreement between Digex and MCI MCI Network Services, Inc., dated as of January 1, 2001. Incorporated herein by reference to Digex's Form 8-K (File No. 000-26873) filed with the SEC on March 5, 2001.

     (e)(26) Stipulation of Settlement between all parties to the consolidated action entitled In Re: Digex, Inc. Shareholders Litigation, Consolidated Civil Action No. 18336 NC pending in the Court of Chancery of the State of Delaware, Richard A. Jalkut, Jack E. Reich, and Mark K. Shull, dated as of March 2, 2001. Incorporated herein by reference to Digex's Form 8-K (File No. 000-26873) filed with the SEC on March 5, 2001.

     (e)(27) Promissory Note, dated May 29, 2001, between Digex and Intermedia. Incorporated herein by reference from Digex's Form 10-Q (File No. 000-26873) filed with the SEC on May 12, 2000.

     (e)(28) Note Purchase Agreement, dated July 31, 2001, between Digex and MCI. Incorporated herein by reference from Digex's Form 10-Q (File No. 000-26873) filed with the SEC on November 14, 2001.

     (e)(29) Employment Letter dated April 10, 2001, between Digex and George L. Kerns. Incorporated herein by reference from Digex's Form 10-Q (File No. 000-26873) filed with the SEC on November 14, 2001.(1)

     (e)(30) Form of Retention Bonus Agreement between Digex and certain executive officers.(1) Incorporated herein by reference to Digex's Form 10-K for the year ended December 31, 2001 (File No. 000-26873) filed with the SEC on April 1, 2002.

     (e)(31) Form of Promissory Note payable to Digex by certain executive officers. Incorporated herein by reference to Digex's Form 10-K for the year ended December 31, 2001 (File No. 000-26873) filed with the SEC on April 1, 2002.

     (e)(32) Note Purchase Agreement, dated July 31, 2001, between Digex and Intermedia. Incorporated herein by reference to Digex's Form 10-K for the year ended December 31, 2001 (File No. 000-26873) filed with the SEC on April 1, 2002.

     (e)(33) Employment letter dated January 4, 2002 between Digex and Thomas Walton. Incorporated herein by reference from Digex's Form 10-Q (File No. 000-26873) filed with the SEC on November 14, 2002.(1)

     (e)(99.1) Offer to Purchase, dated August 27, 2003.

     (e)(99.2) Letter of Transmittal.

* Incorporated herein by reference to Digex's registration statement on Form S-1 (File No. 333-77105) filed with the SEC.

** Incorporated herein by reference to Digex's registration statement on Form S-1 (File No. 333-94879) filed with the SEC.

*** Incorporated herein by reference to Digex's Form 10-Q for the quarter ended June 30, 2000 (File No. 000-26873) filed with the SEC on August 14, 2000.

**** Incorporated herein by reference to Digex's Form 10-Q for the quarter ended
     September 30, 2000 (File No. 000-26873) filed with the SEC on November 14, 2000.

(1)  Management contract or compensatory plan or arrangement.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                               DIGEX, INCORPORATED


                               BY: /s/ George L. Kerns
                                   ------------------------------------
                                   Name:  George L. Kerns
                                   Title:   Chief Executive Officer
Dated:  August 27, 2003